SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Second Quarter 2019 Results July 25, 2019 Page | 1

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, July 25, 2019 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the second quarter of 2019. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the six-month period ended June 30, 2019 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Top line was up 7.2% in 2Q19, with volume increase of 0.8% and growth in net revenue per hectoliter (NR/hl) of 6.3%. Net revenue was up in Brazil (+7.8%), Central America and the Caribbean (CAC) (+11.6%) and Latin America South (LAS)1 (+10.6%), and was down in Canada (-1.2%). In Brazil, volume was up 3.6% and NR/hl rose by 4.1%. In CAC, volume and NR/hl grew by 5.7% and 5.6%, respectively. In LAS, volume was down 8.9% and NR/hl rose 21.2%. In Canada, while volume was negative (-3.4%), NR/hl increased by 2.3%. In HY19, on a consolidated basis, net revenue was up 10.5%, with volume increasing by 3.3% and NR/hl growing by 6.9%.

Cost of goods sold (COGS): In 2Q19, COGS and cash COGS (excluding depreciation and amortization) were up 11.6% and 16.7%, respectively. On a per hectoliter basis, COGS grew by 10.7% while cash COGS was up 15.7%, mainly due to inflationary pressures in Argentina, FX and higher commodities prices, slightly offset by lower sugar prices. In HY19, COGS and cash COGS increased by 13.9% and 15.7%, respectively. On a per hectoliter basis, COGS rose by 10.1% while cash COGS was up 12.0%.

Selling, general & administrative (SG&A) expenses: In 2Q19, SG&A and cash SG&A (excluding depreciation and amortization) were up 1.7% and 3.6%, respectively, below our weighted average inflation (approximately 8%). The increase was driven by (i) variable compensation accruals higher than in 2Q18, and (ii) inflationary pressure in Argentina, partially offset by projects related to non-working money expenses. In HY19, SG&A and cash SG&A grew by 3.7% and 4.7%, respectively.

EBITDA, gross margin and EBITDA margin: In 2Q19, EBITDA reached R$ 4,691.3 million, with an organic growth of 0.3%, gross margin of 59.1% (-160bps) and EBITDA margin of 38.6% (-260bps). In HY19, EBITDA was R$ 9,811.9 million (+8.7%), with gross margin and EBITDA margin reaching 59.4% (-120bps) and 39.6% (-70bps), respectively.

Normalized profit and EPS: Normalized profit was R$ 2,712.1 million in 2Q19, 16.1% higher than in 2Q18, mainly driven by a reduction in financial expenses. Normalized EPS in the quarter was R$ 0.17 (+16.8%). In HY19, normalized profit increased by 10.9%, reaching R$ 5,474.5 million, with normalized EPS of R$ 0.34 (+11.1%).

Cash generation and CAPEX: Cash flow from operating activities in 2Q19 was R$ 3,114.1 million (-3.1%) and CAPEX reached R$ 895.8 million (+11.3%). In HY19, cash flow from operating activities totaled R$ 5,194.2 million (+25.0%) and CAPEX increased by 12.8% to R$ 1,441.8 million.

1 Starting in 3Q18, reported numbers are presented applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, as detailed on Section Financial Reporting in Hyperinflationary Economies - Argentina (page 21). Organic growth is presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates against 2Q18 pro-forma values.

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 2

IFRS 16/CPC 06 (R2) ADOPTION AND 2018 RESTATEMENT

Effective as of January 1, 2019, IFRS 16/CPC 06 (R2) replaces the previous lease accounting requirements and introduces significant changes to the accounting and disclosure of leases which were previously considered as operational. The Company opted for a complete retroactive adoption of IFRS 16/CPC 06 (R2) and, therefore published its Financial Statements filed with the CVM and submitted to SEC restating 2018 results. For more details refer to our Quarterly Financial Statements.

Reported 2Q18 and YTD18 results in this press release correspond to the restated financial statements. These do not include any impacts related to Hyperinflation Accounting (IAS 29/CPC 42), which were added in separate columns named 2Q18 Pro Forma and YTD18 Pro Forma in the applicable sections, detailed on page 21.

Financial highlights - Ambev consolidated	2Q18	2Q19	% As Reported	% Organic	YTD18	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	36,551.1	36,865.2	0.9%	0.8%	75,466.6	78,161.6	3.6%	3.3%
Net revenue	11,509.5	12,145.1	5.5%	7.2%	23,149.8	24,785.3	7.1%	10.5%
Gross profit	7,127.2	7,183.8	0.8%	4.3%	14,311.5	14,716.3	2.8%	8.4%
% Gross margin	61.9%	59.1%	-280 bps	-160 bps	61.8%	59.4%	-240 bps	-120 bps
Normalized EBITDA	4,673.7	4,691.3	0.4%	0.3%	9,460.6	9,811.9	3.7%	8.7%
% Normalized EBITDA margin	40.6%	38.6%	-200 bps	-260 bps	40.9%	39.6%	-130 bps	-70 bps

Profit	2,411.0	2,615.9	8.5%		4,998.6	5,365.0	7.3%
Normalized profit	2,335.4	2,712.1	16.1%		4,936.2	5,474.5	10.9%
EPS (R$/shares)	0.15	0.16	9.3%		0.31	0.33	7.7%
Normalized EPS (R$/shares)	0.14	0.17	16.8%		0.30	0.34	11.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

MANAGEMENT COMMENTS

In 2Q19, on a consolidated basis, we delivered top-line growth of 7.2% to R$ 12,145.1 million and EBITDA of R$ 4,691.3 million, which represents an increase of 0.3% versus 2Q18, with margin of 38.6%. In HY19, top line rose by 10.5% to R$ 24,785.3 million and EBITDA was R$ 9,811.9 million (+8.7%), with EBITDA margin of 39.6%.

      Brazil

Beer Brazil net revenue was up 6.7% in 2Q19 with NR/hl growing 3.7%, in line with inflation for the period, as price increases and positive brand mix resulting from premium growth were offset by geographic mix as we continue to grow faster in the North and Northeast regions of the country. Volume grew 2.9%, while the industry was flattish according to Nielsen.

Beer Brazil EBITDA was down 8.5% with a margin contraction of 620bps to 37.5%, driven primarily by  COGS which was impacted by FX and increased commodities prices, mostly aluminum and barley. Cash SG&A was down 0.2%, impacted by higher variable compensation accruals and increased distribution expenses related to volume growth, which were more than offset by savings in non-working money.

In our Non-Alcohol Beverages business in Brazil (NAB Brazil), top line was up 14.2% with volume increase of 5.6% and NR/hl growth of 8.1%. Industry grew low single digits, according to Nielsen. EBITDA was up by 15.9%, with margin expansion of 60 bps to 41.8%, with higher FX and aluminum costs being offset by lower sugar prices. NAB cash SG&A was up 30.1%, impacted by variable compensation accruals and higher distribution expenses related to volume growth, which were partially offset by savings in non-working money.

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 3

We continue to execute on our strategic platforms:

Premiumize at Scale

•        The premium segment continues to post exciting results, with global brands Budweiser, Stella Artois and Corona delivering together double digit growth in 2Q19. Our portfolio strategy keeps on delivering market share gains in the segment.

•        Budweiser, our largest global brand, plays a key role as a bridge for consumers who are trading up towards the premium segment. The brand’s quarter was marked by proprietary events supporting the biggest sports events in the quarter. NBA House for the NBA Finals and Bud Basement for the CONMEBOL Copa América Brasil 2019.

•        Stella Artois kept its solid growth pace, growing more than 50% in the quarter, supported by the continued expansion of new pack formats, such as sharing size bottles and new cans. The brand continued to embrace the food platform participating in food events across the country.

•        Corona once again more than doubled its volume. The brand took advantage of its fantastic momentum to call the attention to the plastic dumped in the oceans with its Better World platform. The campaign “Listen to the Ocean” had a very positive impact, with the video reaching approximately 4 million views.

•        This quarter, we officially launched Beck’s in Brazil. Beck’s is a legitimate pure malt German lager that follows the German purity law since 1873. It has a unique bitter flavor and is the best-selling German lager in the world.

•        The domestic premium portfolio also recorded meaningful results in the quarter, with Original growing double digits.

Differentiate the Core

•        Transformational investments were made in our core segment in recent years, with new visual brand identities, packaging improvements and the launch of new liquids, building a portfolio to offer consumers a variety of choices for different tastes and occasions.

•        Brahma, our classic lager, continues to experience a strong momentum, reinforced by the digital reality show “The Next Number One”, produced in partnership with Villa Mix. The show was the biggest digital reality show ever produced in Brazil, reaching over 157 million views.

•        Brahma also staged an amazing CONMEBOL Copa América Brasil 2019 execution and a campaign with Brazilian soccer player Marta.

•        Skol’s quarter was marked by the exciting results of the Skol family campaign, which were the best ever achieved by a Skol digital campaign, and by the national roll out of Skol Puro Malte after its remarkable launch during Carnival. Skol Puro Malte is showing very encouraging results.

Drive Smart Affordability

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 4

•        Our regional beers, Nossa and Magnífica continue to perform well. Following these successful initiatives, we launched in June the Legítima beer in the state of Ceará. Legítima replicates the same strategy, as it is also brewed with Cassava from local farmers and connects with local culture, while delivering affordability to consumers at comparable margins to our core portfolio.

Drive Operational Excellence

•        Operational excellence has always been one of our biggest strengths and key differentials. “Wherever we call it Brazil, there has to be Ambev”. Given that points of sales connect our brands to consumers, client service is a strong focus for us. We have been improving our process, by reducing our clients’ pain points, and freeing up sales representatives’ time in order to focus on activities that add more value to the point of sales.

•        We are continuously pursuing operational excellence that delivers both efficiencies and quality.

Business Transformation Enabled by Technology

•        Technology has been a key enabler for Ambev, supporting our strategic platforms.

•        On the operations side, we focused on the integration of HBSIS, expanding and improving technology to other areas of Ambev with more agility and scale.

•        On our relationship with our customers, Parceiro Ambev, our B2B tool and one of the largest e-commerce platforms in the country, continues to increase its stake in our total sales to the on premise channel, reaching more than 100 000 customers.

•        With Draftline our main ambition is to connect directly to consumers.

Sustainability

•        This year we are conducting the second edition of the program VOA, an internal consulting company with voluntary participation of our people, created to help NGOs to optimize their processes, budgets and also manage people and careers. In this edition, we selected 75 NGOs nationwide.

Non-Alcoholic Beverages (NAB)

•        We are investing in premiumization, with the Lipton, H2OH!, Tônica, Do Bem and Gatorade brands. We also continue to make important investments in our main brand, Guarana Antarctica.

      Central America and the Caribbean (CAC)

In CAC, we continued to deliver a solid top-line performance (+11.6%) during 2Q19, driven by an increase in volume and NR/hl of 5.7% and 5.6%, respectively.

EBITDA grew by 33.9%, with margin expansion of 800bps to 48.1%, positively affected by (i) improved cash SG&A (-20.1%), driven by savings in non-working money, an easy comparable in 2Q18 due to 2018 FIFA World Cup Russia TM, and phasing of sales and marketing expenses; and (ii) other operating income, mainly explained by the insurance compensation we received for the damages caused by the 3Q17 hurricane season. This was partially offset by costs in Panama, where the strong volume growth since 2017 has driven additional temporary costs in order to supply the market with no disruption.

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 5

Our commercial strategy in the region remains on track:

In the core segment, we continued to enhance Presidente, our leading brand in the Dominican Republic, through trade activations and a campaign that promoted consumers’ pride of the brand. In Panama, our second largest market in CAC, core brands continue to connect with consumers through Atlas Golden Light campaign “Unete al Pacto de Sol a Sol”, and Balboa Ice experiential events, such as concerts.

Led by Corona, Budweiser and Modelo, there is an ongoing development of our premiumization strategy in the region, where this segment represents a great opportunity for the future. Corona delivered amazing consumer experiences, such as Sunsets Sessions, and promoted the brand’s global better world campaign against plastic in the oceans, which is especially meaningful for the region.

      Latin America South (LAS)

In LAS, organic net revenue was up 10.6% in the quarter, with NR/hl rising by 21.2%. Volume was down by 8.9%, mostly driven by Argentina, where beer volume declined by mid-teens. The macroeconomic conditions in Argentina remain challenging, with a devalued currency and high inflation contributing to low consumer confidence.

EBITDA was up by 1.9% with margin contraction of 290bps to 39.3%, as the tailwinds from the hedge position in Argentina, which led to gross margin expansion, were more than offset by increased distribution expenses due to inflation and operational deleverage.

In spite of the macroeconomic volatility in Argentina, we remained focused on our strategy and on what we can control in our business. Within the core segment, we continue to invest behind the differentiation of our brands. Quilmes, our classic lager, continues to enhance its national credentials with the launch of the “Hecha con Cariño” campaign and the activation of a new soccer 360° strategy linked to CONMEBOL Copa América Brasil 2019. Brahma, our easy drinking lager, re-launched its affordability campaign “Brahmás”, offering consumers a more accessible option that minimizes out-of-pocket expenditure.

The core plus segment has shown sustained growth over the past few quarters in Argentina. Andes Origen has been consistently out-performing the market following its launch last year. The repositioning of Budweiser, after recovering the distribution of the brand, was supported by two digital campaigns, one reinforcing its quality credentials and the other promoting the BUDX challenge, strengthening the brand’s connection with music, a key passion point for the Budweiser consumer.

Our premiumization strategy continues to show promising results across LAS, driven by both our global and domestic premium brands. Corona and Stella Artois continue to drive their sustainability agendas, with Corona activating engaging campaigns during Ocean week in Argentina, Chile and Paraguay, while Stella Artois continued its #StellaBlueChallenge in Argentina. In Chile, Budweiser and Cusqueña led to an outstanding performance. We are proud that Corona is the most valued beer brand by Chilean consumers, according to a GFK study.

      Canada

In Canada, top line was down 1.2% in the quarter, as the NR/hl growth of 2.3% was offset by a volume reduction of 3.4%, mainly driven by a declining beer industry.

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 6

EBITDA decreased by 8.8%, with margin contraction of 260bps to 31.6%, impacted by increased commodities prices, especially aluminum, and by higher costs and logistics expenses related to the acceleration of imported beers.

Despite the industry challenges, we had positive achievements with our portfolio during the quarter. Our focus core and core plus brands also continued to deliver strong results. Michelob Ultra, supported by a campaign on Global Running Day, remains the fastest growing brand in Canada, while Bud Light, strengthened by Bud Light Orange launch, maintained its momentum.

In the premium segment, our high end portfolio is growing ahead of the industry, led by the double digits volume growth of our premium import brands. The country also joined Corona’s better world efforts, enabling Canadians to take action with 50 cleanups coast to coast and promoting trade activations with plastic free solutions.

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 7

OUTLOOK

The top line performance of our Brazilian business in this quarter is a consequence of the consistent  implementation of our strategic platforms. We remain confident that Brazil presents a great potential for the future.

We maintain our plan to accelerate Brazil EBITDA growth this year, supported by: (i) our superior portfolio, which allows us to play in all the segments of the Brazilian market, reaching a more balanced top-line growth between volume and revenue; (ii) our unmatched distribution capability; (iii) exciting innovations we have in the pipeline; (iv) consistent investments in our strategic platforms; and (v) our people.

We reiterate our guidance of cash COGS per hectoliter growth of mid-teens in Brazil for this year, which should be more pressured in the first three quarters, easing off towards the end of the year.

Regarding our NAB business in Brazil, we will continue to invest behind premiumization, leveraging brands such as Lipton, Do Bem, H2OH!, Tônica and Gatorade, which contribute to a more profitable mix, while supporting our main brand, Guaraná Antarctica.

With respect to CAC, we are very pleased with the development of our business and strong volume performance, and remain enthusiastic about the opportunities for the region both in the short and long term.

In LAS, while cautious about the Argentinean macroeconomic environment, we have a track record of delivering solid results in the region and remain confident in our ability to maintain this pattern, supported by the strength of our brands and financial discipline.

In Canada, we remain focused on our trade-up strategy, supported by our portfolio and our leading position in the market. Our high end portfolio is growing ahead of the industry, led by the double digit volume growth of our premium import brands.

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 8

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	2Q18	2Q18 Pro Forma	Scope	Currency Translation	Organic Growth	2Q19	% As Reported	% Organic
R$ million
Net revenue	11,509.5	11,056.3	15.1	277.8	795.9	12,145.1	5.5%	7.2%
Cost of goods sold (COGS)	(4,382.3)	(4,412.5)	(4.4)	(33.7)	(510.7)	(4,961.3)	13.2%	11.6%
Gross profit	7,127.2	6,643.8	10.7	244.1	285.2	7,183.8	0.8%	4.3%
Selling, general and administrative (SG&A)	(3,723.8)	(3,680.5)	(6.6)	(42.5)	(62.9)	(3,792.5)	1.8%	1.7%
Other operating income/(expenses)	241.5	233.4		17.6	(60.3)	190.8	-21.0%	-25.8%
Normalized operating income (normalized EBIT)	3,645.0	3,196.7	4.1	219.1	162.1	3,582.1	-1.7%	5.1%
Exceptional items above EBIT	38.1	44.1		5.0	(82.9)	(33.9)	-188.9%	-188.3%
Net finance results	(1,102.0)					(567.4)	-48.5%
Share of results of joint ventures	2.6					(0.7)	-128.6%
Income tax expense	(172.7)					(364.1)	110.8%

Profit	2,411.0					2,615.9	8.5%
Attributable to Ambev holders	2,304.0					2,520.7	9.4%
Attributable to non-controlling interests	107.0					95.2	-11.1%

Normalized profit	2,335.4					2,712.1	16.1%
Attributable to Ambev holders	2,239.8					2,616.9	16.8%

Normalized EBITDA	4,673.7	4,459.7	4.1	212.9	14.6	4,691.3	0.4%	0.3%

Consolidated income statement	YTD18	YTD18 Pro Forma	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Net revenue	23,149.8	22,729.1	60.1	(389.1)	2,385.1	24,785.3	7.1%	10.5%
Cost of goods sold (COGS)	(8,838.2)	(8,890.7)	(22.6)	75.3	(1,230.9)	(10,069.0)	13.9%	13.9%
Gross profit	14,311.5	13,838.4	37.5	(313.8)	1,154.2	14,716.3	2.8%	8.4%
Selling, general and administrative (SG&A)	(7,356.5)	(7,321.4)	(30.7)	144.3	(274.3)	(7,482.0)	1.7%	3.7%
Other operating income	499.1	494.9		21.4	(94.3)	422.0	-15.4%	-19.1%
Normalized operating income (normalized EBIT)	7,454.1	7,012.0	6.8	(148.1)	785.6	7,656.2	2.7%	11.2%
Exceptional items above EBIT	29.7	35.6		8.8	(96.8)	(52.3)	nm	nm
Net finance results	(1,701.2)					(1,239.5)	-27.1%
Share of results of joint ventures	3.2					(2.9)	-190.4%
Income tax expense	(787.2)					(996.6)	26.6%

Profit	4,998.6					5,365.0	7.3%
Attributable to Ambev holders	4,809.9					5,182.6	7.7%
Attributable to non-controlling interests	188.7					182.4	-3.3%

Normalized profit	4,936.2					5,474.5	10.9%
Attributable to Ambev holders	2,519.2					2,674.8	6.2%

Normalized EBITDA	9,460.6	9,254.3	6.8	(248.6)	799.5	9,811.9	3.7%	8.7%

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 9

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

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Second Quarter 2019 Results July 25, 2019 Page | 10

AMBEV CONSOLIDATED

We delivered R$ 12,145.1 million of net revenue (+7.2%) and R$ 4,691.3 million of EBITDA (+0.3%) during the quarter.

In HY19, net revenue totaled R$ 24,785.3 (+10.5%) and EBITDA, R$ 9,811.9 (+8.7%).

Ambev	2Q18	2Q18 Pro Forma	Scope	Currency Translation	Organic Growth	2Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	36,551.1	36,551.1	21.3		292.8	36,865.2	0.9%	0.8%

Net revenue	11,509.5	11,056.3	15.1	277.8	795.9	12,145.1	5.5%	7.2%
Net revenue/hl (R$)	314.9	302.5	0.2	7.5	19.2	329.4	4.6%	6.3%
COGS	(4,382.3)	(4,412.5)	(4.4)	(33.7)	(510.7)	(4,961.3)	13.2%	11.6%
COGS/hl (R$)	(119.9)	(120.7)	(0.0)	(0.9)	(12.9)	(134.6)	12.2%	10.7%
COGS excl. deprec. & amort.	(3,769.7)	(3,637.0)	(4.4)	(39.8)	(606.5)	(4,287.7)	13.7%	16.7%
COGS/hl excl. deprec. & amort. (R$)	(103.1)	(99.5)	(0.1)	(1.1)	(15.7)	(116.3)	12.8%	15.7%
Gross profit	7,127.2	6,643.8	10.7	244.1	285.2	7,183.8	0.8%	4.3%
% Gross margin	61.9%	60.1%				59.1%	-280 bps	-160 bps
SG&A excl. deprec. & amort.	(3,307.7)	(3,193.0)	(6.6)	(42.7)	(114.6)	(3,356.9)	1.5%	3.6%
SG&A deprec. & amort.	(416.1)	(487.5)		0.2	51.7	(435.6)	4.7%	-10.6%
SG&A total	(3,723.8)	(3,680.5)	(6.6)	(42.5)	(62.9)	(3,792.5)	1.8%	1.7%
Other operating income/(expenses)	241.5	233.4		17.6	(60.3)	190.8	-21.0%	-25.8%
Normalized EBIT	3,645.0	3,196.7	4.1	219.1	162.1	3,582.1	-1.7%	5.1%
% Normalized EBIT margin	31.7%	28.9%				29.5%	-220 bps	-60 bps
Normalized EBITDA	4,673.7	4,459.7	4.1	212.9	14.6	4,691.3	0.4%	0.3%
% Normalized EBITDA margin	40.6%	40.3%				38.6%	-200 bps	-260 bps

Ambev	YTD18	YTD18 Pro Forma	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	75,466.6	75,466.6	188.1		2,506.8	78,161.6	3.6%	3.3%

Net revenue	23,149.8	22,729.1	60.1	(389.1)	2,385.1	24,785.3	7.1%	10.5%
Net revenue/hl (R$)	306.8	301.2	0.0	(5.0)	20.9	317.1	3.4%	6.9%
COGS	(8,838.2)	(8,890.7)	(22.6)	75.3	(1,230.9)	(10,069.0)	13.9%	13.9%
COGS/hl (R$)	(117.1)	(117.8)	(0.0)	1.0	(12.0)	(128.8)	10.0%	10.1%
COGS excl. deprec. & amort.	(7,663.5)	(7,552.2)	(22.6)	7.1	(1,188.1)	(8,755.9)	14.3%	15.7%
COGS/hl excl. deprec. & amort. (R$)	(101.5)	(100.1)	(0.1)	0.1	(12.0)	(112.0)	10.3%	12.0%
Gross profit	14,311.5	13,838.4	37.5	(313.8)	1,154.2	14,716.3	2.8%	8.4%
% Gross margin	61.8%	60.9%				59.4%	-240 bps	-120 bps
SG&A excl. deprec. & amort.	(6,524.7)	(6,417.6)	(30.7)	112.0	(303.3)	(6,639.5)	1.8%	4.7%
SG&A deprec. & amort.	(831.7)	(903.8)		32.4	28.9	(842.6)	1.3%	-3.2%
SG&A total	(7,356.5)	(7,321.4)	(30.7)	144.3	(274.3)	(7,482.0)	1.7%	3.7%
Other operating income/(expenses)	499.1	494.9		21.4	(94.3)	422.0	-15.4%	-19.1%
Normalized EBIT	7,454.1	7,012.0	6.8	(148.1)	785.6	7,656.2	2.7%	11.2%
% Normalized EBIT margin	32.2%	30.9%				30.9%	-130 bps	20 bps
Normalized EBITDA	9,460.6	9,254.3	6.8	(248.6)	799.5	9,811.9	3.7%	8.7%
% Normalized EBITDA margin	40.9%	40.7%				39.6%	-130 bps	-70 bps

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 11

BRAZIL

In 2Q19, we delivered R$ 2,393.2 million of EBITDA in Brazil (-5.1%), with EBITDA margin of 38.1% (-520bps). Net revenue was up 7.8%, as volume and NR/hl grew 3.6% and 4.1%, respectively. Cash COGS and cash COGS/hl were up 24.1% and 19.9%, respectively, while cash SG&A increased 3.8%.

In HY19, net revenue in Brazil was up 12.4%, with volume increasing by 8.1%. EBITDA grew by 1.7%, with EBITDA margin contraction of 420bps to 39.5%.

Brazil	2Q18	Scope	Currency Translation	Organic Growth	2Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,330.9			828.6	24,159.6	3.6%	3.6%

Net revenue	5,822.7			453.4	6,276.2	7.8%	7.8%
Net revenue/hl (R$)	249.6			10.2	259.8	4.1%	4.1%
COGS	(2,193.1)			(416.3)	(2,609.4)	19.0%	19.0%
COGS/hl (R$)	(94.0)			(14.0)	(108.0)	14.9%	14.9%
COGS excl. deprec. & amort.	(1,809.9)			(436.3)	(2,246.3)	24.1%	24.1%
COGS/hl excl. deprec. & amort. (R$)	(77.6)			(15.4)	(93.0)	19.9%	19.9%
Gross profit	3,629.6			37.1	3,666.8	1.0%	1.0%
% Gross margin	62.3%				58.4%	-390 bps	-390 bps
SG&A excl. deprec. & amort.	(1,750.1)			(66.6)	(1,816.8)	3.8%	3.8%
SG&A deprec. & amort.	(284.7)			9.9	(274.8)	-3.5%	-3.5%
SG&A total	(2,034.8)			(56.7)	(2,091.5)	2.8%	2.8%
Other operating income/(expenses)	259.0			(78.9)	180.1	-30.5%	-30.5%
Normalized EBIT	1,853.7			(98.4)	1,755.3	-5.3%	-5.3%
% Normalized EBIT margin	31.8%				28.0%	-380 bps	-380 bps
Normalized EBITDA	2,521.6			(128.4)	2,393.2	-5.1%	-5.1%
% Normalized EBITDA margin	43.3%				38.1%	-520 bps	-520 bps

Brazil	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	47,805.0			3,863.6	51,668.7	8.1%	8.1%

Net revenue	12,003.2			1,487.4	13,490.5	12.4%	12.4%
Net revenue/hl (R$)	251.1			10.0	261.1	4.0%	4.0%
COGS	(4,540.0)			(1,127.0)	(5,667.0)	24.8%	24.8%
COGS/hl (R$)	(95.0)			(14.7)	(109.7)	15.5%	15.5%
COGS excl. deprec. & amort.	(3,801.7)			(1,124.6)	(4,926.2)	29.6%	29.6%
COGS/hl excl. deprec. & amort. (R$)	(79.5)			(15.8)	(95.3)	19.9%	19.9%
Gross profit	7,463.2			360.4	7,823.6	4.8%	4.8%
% Gross margin	62.2%				58.0%	-420 bps	-420 bps
SG&A excl. deprec. & amort.	(3,490.0)			(152.7)	(3,642.7)	4.4%	4.4%
SG&A deprec. & amort.	(573.0)			26.9	(546.0)	-4.7%	-4.7%
SG&A total	(4,063.0)			(125.8)	(4,188.8)	3.1%	3.1%
Other operating income/(expenses)	532.1			(118.7)	413.4	-22.3%	-22.3%
Normalized EBIT	3,932.4			115.9	4,048.2	2.9%	2.9%
% Normalized EBIT margin	32.8%				30.0%	-280 bps	-280 bps
Normalized EBITDA	5,243.6			91.4	5,335.0	1.7%	1.7%
% Normalized EBITDA margin	43.7%				39.5%	-420 bps	-420 bps

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 12

BEER BRAZIL

In 2Q19, EBITDA for Beer Brazil was R$ 1,983.8 million (-8.5%), with EBITDA margin contraction of 620bps to 37.5%.

Net revenue was up 6.7%. Volume increased by 2.9%, while the beer industry was flattish, according to Nielsen. NR/hl grew by 3.7%, in line with inflation for the period, but affected by geographic mix. Cash COGS and cash COGS/hl were up 28.3% and 24.7%, respectively, mainly impacted by FX and commodities prices, especially aluminum and barley. Cash SG&A declined 0.2%, below inflation in the period, even with the increase of the variable compensation accruals in relation to 2Q18, which were more than offset by sales and marketing expenses phasing and efficiency gains in non-working money expenses.

In HY19, Beer Brazil top line was up 11.2%, with volume increase of 7.2%. EBITDA declined 1.1%, with EBITDA margin contraction of 500bps to 39.9%

Beer Brazil	2Q18	Scope	Currency Translation	Organic Growth	2Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	17,729.4			515.9	18,245.3	2.9%	2.9%

Net revenue	4,964.6			331.9	5,296.5	6.7%	6.7%
Net revenue/hl (R$)	280.0			10.3	290.3	3.7%	3.7%
COGS	(1,803.3)			(403.0)	(2,206.4)	22.3%	22.3%
COGS/hl (R$)	(101.7)			(19.2)	(120.9)	18.9%	18.9%
COGS excl. deprec. & amort.	(1,473.2)			(417.3)	(1,890.4)	28.3%	28.3%
COGS/hl excl. deprec. & amort. (R$)	(83.1)			(20.5)	(103.6)	24.7%	24.7%
Gross profit	3,161.3			(71.1)	3,090.1	-2.2%	-2.2%
% Gross margin	63.7%				58.3%	-540 bps	-540 bps
SG&A excl. deprec. & amort.	(1,519.7)			2.7	(1,517.0)	-0.2%	-0.2%
SG&A deprec. & amort.	(250.0)			14.1	(235.9)	-5.6%	-5.6%
SG&A total	(1,769.7)			16.8	(1,752.9)	-0.9%	-0.9%
Other operating income/(expenses)	196.5			(101.8)	94.7	-51.8%	-51.8%
Normalized EBIT	1,588.1			(156.1)	1,431.9	-9.8%	-9.8%
% Normalized EBIT margin	32.0%				27.0%	-500 bps	-500 bps
Normalized EBITDA	2,168.3			(184.5)	1,983.8	-8.5%	-8.5%
% Normalized EBITDA margin	43.7%				37.5%	-620 bps	-620 bps

Beer Brazil	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	36,608.5			2,640.1	39,248.7	7.2%	7.2%

Net revenue	10,280.2			1,149.2	11,429.3	11.2%	11.2%
Net revenue/hl (R$)	280.8			10.4	291.2	3.7%	3.7%
COGS	(3,683.9)			(1,020.7)	(4,704.6)	27.7%	27.7%
COGS/hl (R$)	(100.6)			(19.2)	(119.9)	19.1%	19.1%
COGS excl. deprec. & amort.	(3,046.2)			(1,014.7)	(4,060.9)	33.3%	33.3%
COGS/hl excl. deprec. & amort. (R$)	(83.2)			(20.3)	(103.5)	24.3%	24.3%
Gross profit	6,596.3			128.4	6,724.7	1.9%	1.9%
% Gross margin	64.2%				58.8%	-540 bps	-540 bps
SG&A excl. deprec. & amort.	(3,032.6)			(44.1)	(3,076.7)	1.5%	1.5%
SG&A deprec. & amort.	(503.2)			24.4	(478.8)	-4.8%	-4.8%
SG&A total	(3,535.8)			(19.8)	(3,555.5)	0.6%	0.6%
Other operating income/(expenses)	413.1			(142.9)	270.2	-34.6%	-34.6%
Normalized EBIT	3,473.7			(34.2)	3,439.4	-1.0%	-1.0%
% Normalized EBIT margin	33.8%				30.1%	-370 bps	-370 bps
Normalized EBITDA	4,614.5			(52.6)	4,561.9	-1.1%	-1.1%
% Normalized EBITDA margin	44.9%				39.9%	-500 bps	-500 bps

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 13

NAB BRAZIL

In 2Q19, EBITDA for NAB Brazil was R$ 409.4 million (+15.9%), with EBITDA margin expansion of 60bps to 41.8%.

Net revenue was up 14.2%, as NR/hl was up 8.1% and volume increased by 5.6%. The industry grew low single digits, according to Nielsen. Cash COGS and cash COGS/hl increased by 5.7% and 0.1%, respectively, with higher FX and aluminum costs being offset by lower sugar prices. Cash SG&A was up 30.1%, impacted by higher variable compensation accruals and distribution expenses related to volume growth, which were partially offset by phasing of sales and marketing expenses.

In HY19, NAB Brazil top line was up 19.6%, with volume increase of 10.9%. EBITDA was up 22.9%, with EBITDA margin expansion of 100bps to 37.5%.

NAB Brazil	2Q18	Scope	Currency Translation	Organic Growth	2Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,601.5			312.7	5,914.3	5.6%	5.6%

Net revenue	858.1			121.5	979.7	14.2%	14.2%
Net revenue/hl (R$)	153.2			12.4	165.6	8.1%	8.1%
COGS	(389.8)			(13.3)	(403.0)	3.4%	3.4%
COGS/hl (R$)	(69.6)			1.4	(68.1)	-2.1%	-2.1%
COGS excl. deprec. & amort.	(336.8)			(19.1)	(355.8)	5.7%	5.7%
COGS/hl excl. deprec. & amort. (R$)	(60.1)			(0.0)	(60.2)	0.1%	0.1%
Gross profit	468.4			108.3	576.6	23.1%	23.1%
% Gross margin	54.6%				58.9%	430 bps	430 bps
SG&A excl. deprec. & amort.	(230.5)			(69.3)	(299.8)	30.1%	30.1%
SG&A deprec. & amort.	(34.7)			(4.2)	(38.8)	12.0%	12.0%
SG&A total	(265.2)			(73.5)	(338.6)	27.7%	27.7%
Other operating income/(expenses)	62.5			22.9	85.4	36.7%	36.7%
Normalized EBIT	265.6			57.7	323.4	21.7%	21.7%
% Normalized EBIT margin	31.0%				33.0%	200 bps	200 bps
Normalized EBITDA	353.4			56.1	409.4	15.9%	15.9%
% Normalized EBITDA margin	41.2%				41.8%	60 bps	60 bps

NAB Brazil	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	11,196.5			1,223.5	12,420.0	10.9%	10.9%

Net revenue	1,723.0			338.2	2,061.2	19.6%	19.6%
Net revenue/hl (R$)	153.9			12.1	166.0	7.8%	7.8%
COGS	(856.1)			(106.3)	(962.4)	12.4%	12.4%
COGS/hl (R$)	(76.5)			(1.0)	(77.5)	1.3%	1.3%
COGS excl. deprec. & amort.	(755.4)			(109.9)	(865.3)	14.5%	14.5%
COGS/hl excl. deprec. & amort. (R$)	(67.5)			(2.2)	(69.7)	3.3%	3.3%
Gross profit	866.9			231.9	1,098.8	26.8%	26.8%
% Gross margin	50.3%				53.3%	300 bps	300 bps
SG&A excl. deprec. & amort.	(457.4)			(108.6)	(566.0)	23.7%	23.7%
SG&A deprec. & amort.	(69.8)			2.6	(67.2)	-3.7%	-3.7%
SG&A total	(527.2)			(106.0)	(633.2)	20.1%	20.1%
Other operating income/(expenses)	119.0			24.2	143.2	20.3%	20.3%
Normalized EBIT	458.7			150.1	608.8	32.7%	32.7%
% Normalized EBIT margin	26.6%				29.5%	290 bps	290 bps
Normalized EBITDA	629.1			144.0	773.1	22.9%	22.9%
% Normalized EBITDA margin	36.5%				37.5%	100 bps	100 bps

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 14

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

CAC delivered EBITDA of R$ 811.1 million (+33.9%) in 2Q19, with EBITDA margin of 48.1% (+800bps).

Net revenue increased by 11.6%, led by volume growth of 5.7% coupled with NR/hl increase of 5.6%. Cash COGS and cash COGS/hl grew, respectively, by 15.0% and 8.8%, affected by Panama, as the strong volume growth in the country since 2017 has driven additional temporary costs in order to supply the market with no disruption. Cash SG&A declined by 20.1%, driven by savings in non-working money, an easy comparable in 2Q18 due to 2018 FIFA World Cup RussiaTM, and phasing of sales and marketing expenses. The other operating income increase in the quarter is mainly explained by the insurance compensation we received for the damages caused by the 3Q17 hurricane season. Without such compensation, normalized EBITDA organic growth would have been 25.8%.

In HY19, top line in CAC was up 12.1%, with volume growth of 7.3%. EBITDA grew by 25.2%, with EBITDA margin expansion of 460bps to 44.1%.

CAC	2Q18	Scope	Currency Translation	Organic Growth	2Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,263.5			185.2	3,448.7	5.7%	5.7%

Net revenue	1,377.5		148.5	159.7	1,685.8	22.4%	11.6%
Net revenue/hl (R$)	422.1		43.1	23.7	488.8	15.8%	5.6%
COGS	(571.8)		(61.2)	(87.9)	(720.9)	26.1%	15.4%
COGS/hl (R$)	(175.2)		(17.7)	(16.1)	(209.0)	19.3%	9.2%
COGS excl. deprec. & amort.	(503.8)		(53.0)	(75.5)	(632.3)	25.5%	15.0%
COGS/hl excl. deprec. & amort. (R$)	(154.4)		(15.4)	(13.6)	(183.3)	18.8%	8.8%
Gross profit	805.8		87.3	71.8	964.9	19.8%	8.9%
% Gross margin	58.5%				57.2%	-130 bps	-140 bps
SG&A excl. deprec. & amort.	(334.7)		(26.4)	67.2	(293.9)	-12.2%	-20.1%
SG&A deprec. & amort.	(37.2)		(5.1)	(11.5)	(53.8)	44.6%	30.9%
SG&A total	(371.9)		(31.5)	55.6	(347.7)	-6.5%	-15.0%
Other operating income/(expenses)	11.1		5.0	35.3	51.5	nm	nm
Normalized EBIT	445.0		60.9	162.8	668.7	50.3%	36.6%
% Normalized EBIT margin	32.3%				39.7%	740 bps	720 bps
Normalized EBITDA	550.2		74.1	186.7	811.1	47.4%	33.9%
% Normalized EBITDA margin	39.9%				48.1%	820 bps	800 bps

CAC	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,174.9			449.8	6,624.6	7.3%	7.3%

Net revenue	2,527.3		315.2	305.4	3,147.9	24.6%	12.1%
Net revenue/hl (R$)	409.3		47.6	18.3	475.2	16.1%	4.5%
COGS	(1,059.9)		(131.8)	(172.5)	(1,364.2)	28.7%	16.3%
COGS/hl (R$)	(171.7)		(19.9)	(14.4)	(205.9)	20.0%	8.4%
COGS excl. deprec. & amort.	(929.9)		(114.8)	(153.8)	(1,198.5)	28.9%	16.5%
COGS/hl excl. deprec. & amort. (R$)	(150.6)		(17.3)	(13.0)	(180.9)	20.1%	8.6%
Gross profit	1,467.3		183.4	133.0	1,783.7	21.6%	9.1%
% Gross margin	58.1%				56.7%	-140 bps	-160 bps
SG&A excl. deprec. & amort.	(615.7)		(64.9)	64.2	(616.4)	0.1%	-10.4%
SG&A deprec. & amort.	(74.7)		(9.2)	(4.4)	(88.4)	18.3%	5.9%
SG&A total	(690.4)		(74.1)	59.7	(704.8)	2.1%	-8.7%
Other operating income/(expenses)	15.4		5.6	35.2	56.2	nm	nm
Normalized EBIT	792.3		115.0	227.9	1,135.1	43.3%	28.8%
% Normalized EBIT margin	31.3%				36.1%	480 bps	470 bps
Normalized EBITDA	997.0		141.2	251.0	1,389.2	39.3%	25.2%
% Normalized EBITDA margin	39.5%				44.1%	460 bps	460 bps

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 15

LATIN AMERICA SOUTH (LAS)

In 2Q19, LAS delivered reported EBITDA of R$ 841.3 million2, which represents an organic growth of 1.9%3, with EBITDA margin of 39.3% (-290bps).

Top line rose 10.6%, with volume declining by 8.9%, mainly explained by consumption contraction in Argentina. NR/hl was up 21.2%, driven by our continued revenue management initiatives. Cash COGS and cash COGS/hl increased 11.3% and 21.9%, respectively, favorably affected by FX, while cash SG&A increased by 21.5%. Tailwinds from the hedge position in Argentina, which led to gross margin expansion, were more than offset by increased distribution expenses due to inflation and operational deleverage.

In HY19, top line in LAS was up 13.0%, with volume decline of 9.9%. EBITDA increased by 24.2%, with EBITDA margin expansion of 400bps to 43.9%.

LAS	2Q18	2Q18 Pro Forma	Scope	Currency Translation	Organic Growth	2Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,051.9	7,051.9	21.3		(623.4)	6,449.7	-8.5%	-8.9%

Net revenue	2,388.5	1,935.2	15.1	(15.4)	205.0	2,140.0	-10.4%	10.6%
Net revenue/hl (R$)	338.7	274.4	1.3	(2.4)	58.4	331.8	-2.0%	21.2%
COGS	(943.2)	(973.3)	(4.4)	80.4	11.3	(886.0)	-6.1%	-1.2%
COGS/hl (R$)	(133.7)	(138.0)	(0.2)	12.5	(11.6)	(137.4)	2.7%	8.4%
COGS excl. deprec. & amort.	(821.6)	(688.9)	(4.4)	63.0	(77.8)	(708.1)	-13.8%	11.3%
COGS/hl excl. deprec. & amort. (R$)	(116.5)	(97.7)	(0.3)	9.8	(21.5)	(109.8)	-5.8%	21.9%
Gross profit	1,445.3	961.9	10.7	65.0	216.3	1,253.9	-13.2%	22.5%
% Gross margin	60.5%	49.7%				58.6%	-190 bps	530 bps
SG&A excl. deprec. & amort.	(598.4)	(483.8)	(6.6)	31.1	(104.0)	(563.3)	-5.9%	21.5%
SG&A deprec. & amort.	(68.1)	(139.5)		7.4	55.7	(76.4)	12.2%	-40.0%
SG&A total	(666.5)	(623.2)	(6.6)	38.4	(48.3)	(639.7)	-4.0%	7.8%
Other operating income/(expenses)	(23.5)	(31.5)		13.5	(9.3)	(27.3)	16.5%	29.5%
Normalized EBIT	755.4	307.1	4.1	116.9	158.7	586.9	-22.3%	52.0%
% Normalized EBIT margin	31.6%	15.9%				27.4%	-420 bps	590 bps
Normalized EBITDA	945.0	731.0	4.1	92.3	13.9	841.3	-11.0%	1.9%
% Normalized EBITDA margin	39.6%	37.8%				39.3%	-30 bps	-290 bps

LAS	YTD18	YTD18 Pro Forma	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	16,661.3	16,661.3	188.1		(1,627.3)	15,222.2	-8.6%	-9.9%

Net revenue	5,480.0	5,059.4	60.1	(961.6)	652.2	4,810.1	-12.2%	13.0%
Net revenue/hl (R$)	328.9	303.7	0.2	(63.2)	75.3	316.0	-3.9%	24.8%
COGS	(2,110.4)	(2,162.9)	(22.6)	299.5	46.4	(1,839.6)	-12.8%	-2.2%
COGS/hl (R$)	(126.7)	(129.8)	0.1	19.7	(10.8)	(120.9)	-4.6%	8.3%
COGS excl. deprec. & amort.	(1,881.7)	(1,770.4)	(22.6)	208.9	82.1	(1,502.0)	-20.2%	-4.7%
COGS/hl excl. deprec. & amort. (R$)	(112.9)	(106.3)	(0.2)	13.7	(6.0)	(98.7)	-12.6%	5.6%
Gross profit	3,369.6	2,896.5	37.5	(662.1)	698.6	2,970.5	-11.8%	24.4%
% Gross margin	61.5%	57.3%				61.8%	30 bps	570 bps
SG&A excl. deprec. & amort.	(1,280.4)	(1,173.2)	(30.7)	270.3	(234.3)	(1,167.8)	-8.8%	20.0%
SG&A deprec. & amort.	(132.5)	(204.6)		46.2	9.9	(148.6)	12.1%	-4.8%
SG&A total	(1,412.9)	(1,377.8)	(30.7)	316.5	(224.4)	(1,316.4)	-6.8%	16.3%
Other operating income/(expenses)	(36.8)	(41.0)		17.3	(3.6)	(27.3)	-25.9%	8.8%
Normalized EBIT	1,919.9	1,477.7	6.8	(328.3)	470.6	1,626.8	-15.3%	32.4%
% Normalized EBIT margin	35.0%	29.2%				33.8%	-120 bps	500 bps
Normalized EBITDA	2,281.2	2,074.8	6.8	(465.0)	496.4	2,113.0	-7.4%	24.2%
% Normalized EBITDA margin	41.6%	41.0%				43.9%	230 bps	400 bps

2 Reported numbers (columns “2Q19” and “YTD19”) are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 21. Columns “2Q18” and “YTD18” contain reported numbers, including IFRS16 adjustments, yet not considering any impact resulting from Hyperinflation Accounting. Columns “2Q18 Pro Forma” and “YTD18 Pro Forma”, in their turn, add the impact of hyperinflation accounting for the Argentinean operations, as if the company had reported its results applying hyperinflation accounting as of January 1, 2018. Finally “% As Reported”, compares “2Q19” to “2Q18” figures and “YTD19” to “YTD18” figures, while “% Organic” presents organic growth between “2Q18 Pro Forma” and “2Q19”, and between “YTD18 Pro Forma” and “YTD19”.

3 The scope in LAS refers to the transaction on May 2, 2018, under which we received from Anheuser-Busch InBev SA/NV (AB InBev) the perpetual licensing of Budweiser, among other brands, in Argentina, upon the recovery of the distribution rights by AB InBev from Compañia Cervecerías Unidas S.A. (CCU). The transaction also included the transfer to CCU of some Argentinean brands (Norte, Iguana and Baltica).

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 16

CANADA

Canada delivered EBITDA of R$ 645.7 million (-8.8%) in 2Q19, with EBITDA margin of 31.6% (-260bps).

Top line was down 1.2%, due to the volume decline of 3.4%, mostly driven by a declining beer industry. This was partially offset by a NR/hl growth of 2.3%. Cash COGS and cash COGS/hl increased by 2.7% and 6.2%, respectively, impacted by increased commodities prices, especially aluminum, higher mix of imported beers and lower dilution of fixed costs. Cash SG&A increased 1.8%, driven by higher logistics expenses and impacted by variable compensation accruals.

In HY19, net revenue in Canada was down 1.9%, with volume decline of 3.7%. EBITDA decreased by 4.2%, with EBITDA margin compression of 70bps to 29.2%.

Canada	2Q18	Scope	Currency Translation	Organic Growth	2Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,904.8			(97.6)	2,807.2	-3.4%	-3.4%

Net revenue	1,920.8		144.7	(22.2)	2,043.2	6.4%	-1.2%
Net revenue/hl (R$)	661.2		51.5	15.1	727.8	10.1%	2.3%
COGS	(674.3)		(52.9)	(17.8)	(745.0)	10.5%	2.6%
COGS/hl (R$)	(232.1)		(18.9)	(14.4)	(265.4)	14.3%	6.2%
COGS excl. deprec. & amort.	(634.4)		(49.8)	(17.0)	(701.2)	10.5%	2.7%
COGS/hl excl. deprec. & amort. (R$)	(218.4)		(17.7)	(13.6)	(249.8)	14.4%	6.2%
Gross profit	1,246.5		91.7	(40.0)	1,298.2	4.2%	-3.2%
% Gross margin	64.9%				63.5%	-140 bps	-140 bps
SG&A excl. deprec. & amort.	(624.5)		(47.4)	(11.1)	(682.9)	9.4%	1.8%
SG&A deprec. & amort.	(26.1)		(2.1)	(2.5)	(30.7)	17.4%	9.4%
SG&A total	(650.6)		(49.5)	(13.6)	(713.6)	9.7%	2.1%
Other operating income/(expenses)	(5.1)		(1.0)	(7.4)	(13.5)	164.1%	145.1%
Normalized EBIT	590.8		41.3	(61.0)	571.2	-3.3%	-10.3%
% Normalized EBIT margin	30.8%				28.0%	-280 bps	-290 bps
Normalized EBITDA	656.8		46.5	(57.7)	645.7	-1.7%	-8.8%
% Normalized EBITDA margin	34.2%				31.6%	-260 bps	-260 bps

Canada	YTD18	Scope	Currency Translation	Organic Growth	YTD19	% As Reported	% Organic
R$ million
Volume ('000 hl)	4,825.4			(179.3)	4,646.1	-3.7%	-3.7%

Net revenue	3,139.3		257.3	(59.9)	3,336.7	6.3%	-1.9%
Net revenue/hl (R$)	650.6		55.4	12.2	718.2	10.4%	1.9%
COGS	(1,127.9)		(92.4)	22.1	(1,198.2)	6.2%	-2.0%
COGS/hl (R$)	(233.8)		(19.9)	(4.3)	(257.9)	10.3%	1.8%
COGS excl. deprec. & amort.	(1,050.3)		(87.1)	8.2	(1,129.1)	7.5%	-0.8%
COGS/hl excl. deprec. & amort. (R$)	(217.7)		(18.7)	(6.6)	(243.0)	11.7%	3.0%
Gross profit	2,011.4		164.9	(37.7)	2,138.5	6.3%	-1.9%
% Gross margin	64.1%				64.1%	0 bps	0 bps
SG&A excl. deprec. & amort.	(1,138.7)		(93.5)	19.6	(1,212.6)	6.5%	-1.7%
SG&A deprec. & amort.	(51.5)		(4.6)	(3.4)	(59.5)	15.5%	6.6%
SG&A total	(1,190.2)		(98.1)	16.2	(1,272.1)	6.9%	-1.4%
Other operating income/(expenses)	(11.6)		(1.6)	(7.2)	(20.3)	75.8%	62.2%
Normalized EBIT	809.6		65.2	(28.7)	846.1	4.5%	-3.5%
% Normalized EBIT margin	25.8%				25.4%	-40 bps	-40 bps
Normalized EBITDA	938.8		75.1	(39.3)	974.7	3.8%	-4.2%
% Normalized EBITDA margin	29.9%				29.2%	-70 bps	-70 bps

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 17

OTHER OPERATING INCOME/EXPENSES

Other operating income totaled R$ 190.8 million in 2Q19 (-25.8%, organically), mainly explained by lower other operating income. Government Grants were lower year over year, driven mostly by revenue geographic mix and the expiration of a tax incentive in the state of Santa Catarina.

In HY19, other operating income totaled R$ 422.0 million, compared to R$ 499.1 million in the previous year.

Other operating income/(expenses)	2Q18	2Q19	YTD18	YTD19
R$ million

Government grants/NPV of long term fiscal incentives	214.1	191.1	408.9	395.2
(Additions to)/reversals of provisions	(9.1)	(11.1)	(15.8)	(8.3)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	1.0	10.2	(20.9)	12.8
Net other operating income/(expenses)	35.5	0.6	126.9	22.3

Other operating income/(expenses)	241.5	190.8	499.1	422.0

EXCEPTIONAL ITEMS

During 2Q19 we recorded an expense of R$ 33.9 million in exceptional items (compared to an income of R$ 38.1 million in 2Q18), mainly explained by restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

In HY19, exceptional items totaled an expense of R$ 52.3 million, compared to an income of R$ 29.7 million in the previous year.

Exceptional items	2Q18	2Q19	YTD18	YTD19
R$ million

Result from exchange transaction of shareholdings	50.8		50.8
Restructuring	(87.5)	(32.8)	(95.9)	(51.0)
Disposal of subsidiary	74.8		74.8
IAS 29 (hyperinflation) application effect		(1.1)		(1.3)

Exceptional items	38.1	(33.9)	29.7	(52.3)

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 18

NET FINANCE RESULTS

Net finance results totaled an expense of R$ 567.4 million (-48.5%), explained by:

•        Interest income of R$ 155.7 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

•        Interest expenses of R$ 382.9 million, that include interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT, as well as a non-cash accrual of approximately R$ 60 million related to the put option associated with our investment in the Dominican Republic;

•        R$ 203.7 million of losses on derivative instruments, explained by (i) the increase of FX hedges carry costs linked to our COGS and Capex exposure in Argentina, and (ii) gains related to equity swaps;

•        Losses on non-derivative instruments of R$ 13.1 million;

•        R$ 18.7 million of taxes on financial transactions;

•        R$ 93.5 million of other financial expenses, explained by accruals on legal contingencies and pension plan expenses;

•        Exceptional financial expenses of R$ 99.0 million, explained by intercompany transactions with no cash impact;

•        R$ 87.9 million of non-cash financial income resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 21.

Net finance results	2Q18	2Q19	YTD18	YTD19
R$ million

Interest income	93.6	155.7	196.9	290.9
Interest expenses	(347.5)	(382.9)	(750.5)	(774.2)
Gains/(losses) on derivative instruments	(231.6)	(203.7)	(414.1)	(398.6)
Gains/(losses) on non-derivative instruments	(386.1)	(13.1)	(302.8)	(123.9)
Taxes on financial transactions	(104.7)	(18.7)	(195.9)	(72.7)
Other financial income/(expenses), net	(125.7)	(93.5)	(234.8)	(246.5)

Exceptional financial expenses		(99.0)		(99.0)
Hyperinflation Argentina		87.9		184.6

Net finance results	(1,102.0)	(567.4)	(1,701.2)	(1,239.5)

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 19

DEBT BREAKDOWN

As of June 30, 2019, we held a net cash position of R$ 9,311.3 million (up from R$ 7,373.2 million as of December 31, 2018). Consolidated debt corresponded to R$ 4,898.3 million whereas cash and cash equivalents less bank overdrafts totaled R$ 14,195.5 million, up from R$ 11,463.5 million as of December 31, 2018. 2018 and 2019 figures reflect the impacts resulting from IFRS16 rules, and include leasing values of R$ 1,723 million in 2018 and of R$ 1,913 million in 2019.

Debt breakdown	December 31, 2018			June 30, 2019
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	575.2	1,697.0	2,272.2	416.8	1,868.6	2,285.4
Foreign Currency	1,366.0	465.4	1,831.5	2,147.2	465.7	2,612.9
Consolidated Debt	1,941.2	2,162.4	4,103.7	2,564.0	2,334.3	4,898.3

Cash and Cash Equivalents less Bank Overdrafts			11,463.5			14,195.5
Current Investment Securities			13.4			14.0

Net debt/(cash)			(7,373.2)			(9,311.3)

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 20

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The weighted nominal tax rate for the quarter was 28.7%, compared to 28.7% in 2Q18. The effective tax rate increased from 6.7% to 12.2%.

In HY19 the normalized effective tax rate was 15.7% versus 13.6% last year.

The table below demonstrates the reconciliation for income tax and social contribution provision.

Income tax and social contribution	2Q18	2Q19	YTD18	YTD19
R$ million

Profit before tax	2,583.7	2,980.0	5,785.8	6,361.5

Adjustment on taxable basis
Non-taxable net financial and other income	24.8	(62.4)	(53.4)	(129.4)
Goverment grants (VAT)	(438.1)	(438.7)	(851.8)	(925.9)
Share of results of joint ventures	(2.6)	0.7	(3.2)	2.9
Expenses not deductible	35.1	60.4	99.7	128.4
Foreign profits taxed in Brazil	(226.0)	(188.5)	(314.4)	(8.6)
	1,977.0	2,351.6	4,662.7	5,429.0
Aggregated weighted nominal tax rate	28.7%	28.7%	29.6%	29.2%
Taxes – nominal rate	(567.2)	(676.0)	(1,381.4)	(1,586.6)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	425.6	386.9	725.3	756.0
Tax benefit - amortization on tax books	18.3	19.4	36.5	41.8
Argentina's hyperinflation effect	-	(20.0)	-	(38.2)
Other tax adjustments	(49.4)	(74.4)	(167.7)	(169.5)

Income tax and social contribution expense	(172.7)	(364.1)	(787.2)	(996.6)
Effective tax rate	6.7%	12.2%	13.6%	15.7%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2019.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,357,940	61.9%
FAHZ	1,609,987,301	10.2%
Market	4,388,866,389	27.9%
Outstanding	15,727,211,630	100.0%
Treasury	310,933
TOTAL	15,727,522,563
Free float B3	3,142,541,337	20.0%
Free float NYSE	1,246,325,052	7.9%

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 21

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. June 30, 2019 closing rate for 2Q19 and YTD19 results).

In each applicable section of this press release, we introduced the columns named “2Q18 Pro Forma” and “YTD18 Pro Forma”, in which results, up to Normalized EBIT, were adjusted for the corresponding impacts as if the Company had reported its results at the time applying hyperinflation accounting.

The HY19 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the HY19 results against a dedicated line in the finance results, and (ii) the difference between the translation of the HY19 results at the closing exchange rate of June 30, 2019 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 2Q19 results under Hyperinflation Accounting are calculated as the difference between reported HY19 and 1Q19 results.

The impacts in 2Q18 Pro Forma, YTD18 Pro Forma, 2Q19, and YTD19 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Net Revenue
R$ million	2Q18 Pro Forma	2Q19	YTD18 Pro Forma	YTD19
Indexation(1)	167.7	172.6	213.8	225.9
Currency(2)	(621.0)	10.3	(634.4)	(119.6)
Total Impact	(453.3)	183.0	(420.6)	106.3

Normalized EBITDA
R$ million	2Q18 Pro Forma	2Q19	YTD18 Pro Forma	YTD19
Indexation(1)	53.1	77.6	67.0	92.7
Currency(2)	(267.1)	37.5	(273.3)	(37.3)
Total Impact	(214.0)	115.1	(206.3)	55.4

BRLARS average rate			6.0319	10.5052
BRLARS closing rate	7.4854	11.0769	7.4854	11.0769

(1)     Indexation calculated at each period’s closing exchange rate.

(2)     Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 must be reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 2Q19, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 87.9 million adjustment reported in the finance results; (ii) a positive impact on the Profit of R$ 4.2 million; (iii) a positive impact on the Normalized Profit of R$4.6 million; and (iv) no material impact on EPS, as well as on Normalized EPS. In HY19, the consequences of the transition were (i) a positive R$ 184.6 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 13.8 million; (iii) a negative impact on the Normalized Profit of R$13.6 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 22

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Special items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q18	2Q19	YTD18	YTD19
R$ million

Profit - Ambev holders	2,304.0	2,520.7	4,809.9	5,182.6
Non-controlling interest	107.0	95.2	188.7	182.4
Income tax expense	172.7	364.1	787.2	996.6
Profit before taxes	2,583.7	2,980.0	5,785.8	6,361.5
Share of results of joint ventures	(2.6)	0.7	(3.2)	2.9
Net finance results	1,102.0	567.4	1,701.2	1,239.5
Exceptional items	(38.1)	33.9	(29.7)	52.3
Normalized EBIT	3,645.0	3,582.1	7,454.1	7,656.2
Depreciation & amortization - total	1,028.7	1,109.2	2,006.5	2,155.7
Normalized EBITDA	4,673.7	4,691.3	9,460.6	9,811.9

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 23

Q2 2019 EARNINGS CONFERENCE CALL

Speakers:	Bernardo Paiva
Chief Executive Officer

Fernando Tennenbaum
Chief Financial and Investor Relations Officer

Language:	English

Date:	July 25, 2019 (Thursday)

Time:	12:00 (Brasília time)
11:00 (EST)

Phone number:	US participants	+1 (844) 435-0325
	International participants	+1 (412) 317-6367

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: https://webcastlite.mziq.com/cover.html?webcastId=9284a2ed-f837-47ba-acd6-48d63d8ebc93

A slide presentation will be available for download in our website (ri.ambev.com.br), as well as at the webcast platform through the link above.

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10132559 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Thiago Levy +55 (11) 2122-1415 thiago.levy@ambev.com.br	Elisa Lima +55 (11) 2122-1414 elisa.lima@ambev.com.br

ri.ambev.com.br

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 24

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2018 (2Q18). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 25

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	2Q18	2Q19%		2Q18	2Q19%		2Q18	2Q19%		2Q18	2Q19%		2Q18	2Q19%		2Q18	2Q19%		2Q18	2Q19%
Volume (000 hl)	17,729.4	18,245.3	2.9%	5,601.5	5,914.3	5.6%	23,330.9	24,159.6	3.6%	3,263.5	3,448.7	5.7%	7,051.9	6,449.7	-8.9%	2,904.8	2,807.2	-3.4%	36,551.1	36,865.2	0.8%

R$ million
Net revenue	4,964.6	5,296.5	6.7%	858.1	979.7	14.2%	5,822.7	6,276.2	7.8%	1,377.5	1,685.8	11.6%	2,388.5	2,140.0	10.6%	1,920.8	2,043.2	-1.2%	11,509.5	12,145.1	7.2%
% of total	43.1%	43.6%		7.5%	8.1%		50.6%	51.7%		12.0%	13.9%		20.8%	17.6%		16.7%	16.8%		100.0%	100.0%
COGS	(1,803.3)	(2,206.4)	22.3%	(389.8)	(403.0)	3.4%	(2,193.1)	(2,609.4)	19.0%	(571.8)	(720.9)	15.4%	(943.2)	(886.0)	-1.2%	(674.3)	(745.0)	2.6%	(4,382.3)	(4,961.3)	11.6%
% of total	41.1%	44.5%		8.9%	8.1%		50.0%	52.6%		13.0%	14.5%		21.5%	17.9%		15.4%	15.0%		100.0%	100.0%
Gross profit	3,161.3	3,090.1	-2.2%	468.4	576.6	23.1%	3,629.6	3,666.8	1.0%	805.8	964.9	8.9%	1,445.3	1,253.9	22.5%	1,246.5	1,298.2	-3.2%	7,127.2	7,183.8	4.3%
% of total	44.4%	43.0%		6.6%	8.0%		50.9%	51.0%		11.3%	13.4%		20.3%	17.5%		17.5%	18.1%		100.0%	100.0%
SG&A	(1,769.7)	(1,752.9)	-0.9%	(265.2)	(338.6)	27.7%	(2,034.8)	(2,091.5)	2.8%	(371.9)	(347.7)	-15.0%	(666.5)	(639.7)	7.8%	(650.6)	(713.6)	2.1%	(3,723.8)	(3,792.5)	1.7%
% of total	47.5%	46.2%		7.1%	8.9%		54.6%	55.1%		10.0%	9.2%		17.9%	16.9%		17.5%	18.8%		100.0%	100.0%
Other operating income/(expenses)	196.5	94.7	-51.8%	62.5	85.4	36.7%	259.0	180.1	-30.5%	11.1	51.5	nm	(23.5)	(27.3)	29.5%	(5.1)	(13.5)	145.1%	241.5	190.8	-25.8%
% of total	81.4%	49.6%		25.9%	44.8%		107.2%	94.4%		4.6%	27.0%		-9.7%	-14.3%		-2.1%	-7.1%		100.0%	100.0%
Normalized EBIT	1,588.1	1,431.9	-9.8%	265.6	323.4	21.7%	1,853.7	1,755.3	-5.3%	445.0	668.7	36.6%	755.4	586.9	52.0%	590.8	571.2	-10.3%	3,645.0	3,582.1	5.1%
% of total	43.6%	40.0%		7.3%	9.0%		50.9%	49.0%		12.2%	18.7%		20.7%	16.4%		16.2%	15.9%		100.0%	100.0%
Normalized EBITDA	2,168.3	1,983.8	-8.5%	353.4	409.4	15.9%	2,521.6	2,393.2	-5.1%	550.2	811.1	33.9%	945.0	841.3	1.9%	656.8	645.7	-8.8%	4,673.7	4,691.3	0.3%
% of total	46.4%	42.3%		7.6%	8.7%		54.0%	51.0%		11.8%	17.3%		20.2%	17.9%		14.1%	13.8%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.3%	-41.7%		-45.4%	-41.1%		-37.7%	-41.6%		-41.5%	-42.8%		-39.5%	-41.4%		-35.1%	-36.5%		-38.1%	-40.9%
Gross profit	63.7%	58.3%		54.6%	58.9%		62.3%	58.4%		58.5%	57.2%		60.5%	58.6%		64.9%	63.5%		61.9%	59.1%
SG&A	-35.6%	-33.1%		-30.9%	-34.6%		-34.9%	-33.3%		-27.0%	-20.6%		-27.9%	-29.9%		-33.9%	-34.9%		-32.4%	-31.2%
Other operating income/(expenses)	4.0%	1.8%		7.3%	8.7%		4.4%	2.9%		0.8%	3.1%		-1.0%	-1.3%		-0.3%	-0.7%		2.1%	1.6%
Normalized EBIT	32.0%	27.0%		31.0%	33.0%		31.8%	28.0%		32.3%	39.7%		31.6%	27.4%		30.8%	28.0%		31.7%	29.5%
Normalized EBITDA	43.7%	37.5%		41.2%	41.8%		43.3%	38.1%		39.9%	48.1%		39.6%	39.3%		34.2%	31.6%		40.6%	38.6%

Per hectoliter - (R$/hl)
Net revenue	280.0	290.3	3.7%	153.2	165.6	8.1%	249.6	259.8	4.1%	422.1	488.8	5.6%	338.7	331.8	21.2%	661.2	727.8	2.3%	314.9	329.4	6.1%
COGS	(101.7)	(120.9)	18.9%	(69.6)	(68.1)	-2.1%	(94.0)	(108.0)	14.9%	(175.2)	(209.0)	9.2%	(133.7)	(137.4)	8.4%	(232.1)	(265.4)	6.2%	(119.9)	(134.6)	10.7%
Gross profit	178.3	169.4	-5.0%	83.6	97.5	16.6%	155.6	151.8	-2.4%	246.9	279.8	3.1%	205.0	194.4	34.4%	429.1	462.5	0.2%	195.0	194.9	3.5%
SG&A	(99.8)	(96.1)	-3.8%	(47.3)	(57.3)	21.0%	(87.2)	(86.6)	-0.7%	(113.9)	(100.8)	-19.5%	(94.5)	(99.2)	18.3%	(224.0)	(254.2)	5.6%	(101.9)	(102.9)	0.9%
Other operating income/(expenses)	11.1	5.2	-53.2%	11.2	14.4	29.5%	11.1	7.5	-32.9%	3.4	14.9	nm	(3.3)	(4.2)	42.1%	(1.8)	(4.8)	153.6%	6.6	5.2	-26.4%
Normalized EBIT	89.6	78.5	-12.4%	47.4	54.7	15.3%	79.5	72.7	-8.6%	136.4	193.9	29.2%	107.1	91.0	66.2%	203.4	203.5	-7.2%	99.7	97.2	4.2%
Normalized EBITDA	122.3	108.7	-11.1%	63.1	69.2	9.7%	108.1	99.1	-8.3%	168.6	235.2	26.7%	134.0	130.4	11.8%	226.1	230.0	-5.6%	127.9	127.3	-0.5%

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 26

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%		YTD18	YTD19%
Volume (000 hl)	36,608.5	39,248.7	7.2%	11,196.5	12,420.0	10.9%	47,805.0	51,668.7	8.1%	6,174.9	6,624.6	7.3%	16,661.3	15,222.2	-9.9%	4,825.4	4,646.1	-3.7%	75,466.6	78,161.6	3.3%

R$ million
Net revenue	10,280.2	11,429.3	11.2%	1,723.0	2,061.2	19.6%	12,003.2	13,490.5	12.4%	2,527.3	3,147.9	12.1%	5,480.0	4,810.1	13.0%	3,139.3	3,336.7	-1.9%	23,149.8	24,785.3	10.5%
% of total	44.4%	46.1%		7.4%	8.3%		51.9%	54.4%		10.9%	12.7%		23.7%	19.4%		13.6%	13.5%		100.0%	100.0%
COGS	(3,683.9)	(4,704.6)	27.7%	(856.1)	(962.4)	12.4%	(4,540.0)	(5,667.0)	24.8%	(1,059.9)	(1,364.2)	16.3%	(2,110.4)	(1,839.6)	-2.2%	(1,127.9)	(1,198.2)	-2.0%	(8,838.2)	(10,069.0)	13.9%
% of total	41.7%	46.7%		9.7%	9.6%		51.4%	56.3%		12.0%	13.5%		23.9%	18.3%		12.8%	11.9%		100.0%	100.0%
Gross profit	6,596.3	6,724.7	1.9%	866.9	1,098.8	26.8%	7,463.2	7,823.6	4.8%	1,467.3	1,783.7	9.1%	3,369.6	2,970.5	24.4%	2,011.4	2,138.5	-1.9%	14,311.5	14,716.3	8.4%
% of total	46.1%	45.7%		6.1%	7.5%		52.1%	53.2%		10.3%	12.1%		23.5%	20.2%		14.1%	14.5%		100.0%	100.0%
SG&A	(3,535.8)	(3,555.5)	0.6%	(527.2)	(633.2)	20.1%	(4,063.0)	(4,188.8)	3.1%	(690.4)	(704.8)	-8.7%	(1,412.9)	(1,316.4)	16.3%	(1,190.2)	(1,272.1)	-1.4%	(7,356.5)	(7,482.0)	3.7%
% of total	48.1%	47.5%		7.2%	8.5%		55.2%	56.0%		9.4%	9.4%		19.2%	17.6%		16.2%	17.0%		100.0%	100.0%
Other operating income/(expenses)	413.1	270.2	-34.6%	119.0	143.2	20.3%	532.1	413.4	-22.3%	15.4	56.2	nm	(36.8)	(27.3)	8.8%	(11.6)	(20.3)	62.2%	499.1	422.0	-19.1%
% of total	82.8%	64.0%		23.8%	33.9%		106.6%	98.0%		3.1%	13.3%		-7.4%	-6.5%		-2.3%	-4.8%		100.0%	100.0%
Normalized EBIT	3,473.7	3,439.4	-1.0%	458.7	608.8	32.7%	3,932.4	4,048.2	2.9%	792.3	1,135.1	28.8%	1,919.9	1,626.8	32.4%	809.6	846.1	-3.5%	7,454.1	7,656.2	11.2%
% of total	46.6%	44.9%		6.2%	8.0%		52.8%	52.9%		10.6%	14.8%		25.8%	21.2%		10.9%	11.1%		100.0%	100.0%
Normalized EBITDA	4,614.5	4,561.9	-1.1%	629.1	773.1	22.9%	5,243.6	5,335.0	1.7%	997.0	1,389.2	25.2%	2,281.2	2,113.0	24.2%	938.8	974.7	-4.2%	9,460.6	9,811.9	8.7%
% of total	48.8%	46.5%		6.7%	7.9%		55.4%	54.4%		10.5%	14.2%		24.1%	21.5%		9.9%	9.9%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.8%	-41.2%		-49.7%	-46.7%		-37.8%	-42.0%		-41.9%	-43.3%		-38.5%	-38.2%		-35.9%	-35.9%		-38.2%	-40.6%
Gross profit	64.2%	58.8%		50.3%	53.3%		62.2%	58.0%		58.1%	56.7%		61.5%	61.8%		64.1%	64.1%		61.8%	59.4%
SG&A	-34.4%	-31.1%		-30.6%	-30.7%		-33.8%	-31.0%		-27.3%	-22.4%		-25.8%	-27.4%		-37.9%	-38.1%		-31.8%	-30.2%
Other operating income/(expenses)	4.0%	2.4%		6.9%	6.9%		4.4%	3.1%		0.6%	1.8%		-0.7%	-0.6%		-0.4%	-0.6%		2.2%	1.7%
Normalized EBIT	33.8%	30.1%		26.6%	29.5%		32.8%	30.0%		31.3%	36.1%		35.0%	33.8%		25.8%	25.4%		32.2%	30.9%
Normalized EBITDA	44.9%	39.9%		36.5%	37.5%		43.7%	39.5%		39.5%	44.1%		41.6%	43.9%		29.9%	29.2%		40.9%	39.6%

Per hectoliter - (R$/hl)
Net revenue	280.8	291.2	3.7%	153.9	166.0	7.8%	251.1	261.1	4.0%	409.3	475.2	4.5%	328.9	316.0	22.9%	650.6	718.2	1.9%	306.8	317.1	6.8%
COGS	(100.6)	(119.9)	19.1%	(76.5)	(77.5)	1.3%	(95.0)	(109.7)	15.5%	(171.7)	(205.9)	8.4%	(126.7)	(120.9)	8.6%	(233.8)	(257.9)	1.8%	(117.1)	(128.8)	10.2%
Gross profit	180.2	171.3	-4.9%	77.4	88.5	14.3%	156.1	151.4	-3.0%	237.6	269.3	1.7%	202.2	195.1	37.1%	416.8	460.3	1.9%	189.6	188.3	4.8%
SG&A	(96.6)	(90.6)	-6.2%	(47.1)	(51.0)	8.3%	(85.0)	(81.1)	-4.6%	(111.8)	(106.4)	-14.9%	(84.8)	(86.5)	28.8%	(246.7)	(273.8)	2.4%	(97.5)	(95.7)	0.4%
Other operating income/(expenses)	11.3	6.9	-39.0%	10.6	11.5	8.5%	11.1	8.0	-28.1%	2.5	8.5	nm	(2.2)	(1.8)	20.4%	(2.4)	(4.4)	68.5%	6.6	5.4	-21.6%
Normalized EBIT	94.9	87.6	-7.6%	41.0	49.0	19.7%	82.3	78.4	-4.8%	128.3	171.3	20.0%	115.2	106.9	45.1%	167.8	182.1	0.2%	98.8	98.0	7.6%
Normalized EBITDA	126.0	116.2	-7.8%	56.2	62.2	10.8%	109.7	103.3	-5.9%	161.5	209.7	16.7%	136.9	138.8	36.7%	194.6	209.8	-0.5%	125.4	125.5	5.1%

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 27

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2018	June 30, 2019

Assets
Current assets
Cash and cash equivalents	11,463.5	14,233.4
Investment securities	13.4	14.0
Derivative financial instruments	220.0	162.3
Trade receivables	4,879.3	4,103.1
Inventories	5,401.8	6,197.6
Income tax and social contributions receivable	1,285.4	523.4
Other taxes receivable	863.3	1,019.2
Other assets	1,202.9	1,103.1
	25,329.6	27,356.0

Non-current assets
Investment securities	147.3	157.6
Derivative financial instruments	34.9
Income tax and social contributions receivable	3,834.4	3,807.0
Deferred tax assets	2,064.7	3,110.5
Other taxes receivable	539.8	570.5
Other assets	1,687.4	1,610.3
Employee benefits	64.3	64.2
Investments in joint ventures	257.1	253.0
Property, plant and equipment	21,638.0	21,417.0
Intangible	5,840.6	5,881.1
Goodwill	34,276.2	34,511.8
	70,384.8	71,382.9

Total assets	95,714.4	98,739.0

Equity and liabilities
Current liabilities
Trade payables	14,050.0	12,477.7
Derivative financial instruments	679.3	419.0
Interest-bearing loans and borrowings	1,941.2	2,564.0
Bank overdrafts		37.9
Payroll and social security payables	851.6	1,071.6
Dividends and interest on shareholder´s equity payable	807.0	896.9
Income tax and social contribution payable	1,558.6	1,416.8
Taxes and contributions payable	3,781.6	2,283.7
Put option granted on subsidiary and other liabilities	1,366.6	1,330.7
Provisions	173.0	142.7
	25,209.0	22,641.0

Non-current liabilities
Trade payables	126.1	80.9
Derivative financial instruments	2.5	0.3
Interest-bearing loans and borrowings	2,162.4	2,334.3
Deferred tax liabilities	2,424.6	2,476.0
Income tax and social contribution payable	2,227.8	2,117.7
Taxes and contributions payable	675.6	674.9
Put option granted on subsidiary and other liabilities	2,661.8	2,677.7
Provisions	426.2	467.0
Employee benefits	2,343.7	2,340.5
	13,050.6	13,169.2

Total liabilities	38,259.6	35,810.2

Equity
Issued capital	57,710.2	57,801.0
Reserves	70,122.6	70,153.0
Comprehensive income	(71,584.8)	(72,301.1)
Retained earnings		5,972.2
Equity attributable to equity holders of Ambev	56,248.0	61,625.2
Non-controlling interests	1,206.8	1,303.6
Total Equity	57,454.8	62,928.8

Total equity and liabilities	95,714.4	98,739.0

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 28

CONSOLIDATED INCOME STATEMENT	2Q18	2Q19	YTD18	YTD19
R$ million

Net revenue	11,509.5	12,145.1	23,149.8	24,785.3
Cost of goods sold	(4,382.3)	(4,961.3)	(8,838.2)	(10,069.0)
Gross profit	7,127.2	7,183.8	14,311.5	14,716.3

Distribution expenses	(1,571.0)	(1,650.2)	(3,167.1)	(3,276.9)
Sales and marketing expenses	(1,571.1)	(1,435.0)	(3,036.5)	(2,836.2)
Administrative expenses	(581.6)	(707.4)	(1,152.8)	(1,368.9)
Other operating income/(expenses)	241.5	190.8	499.1	422.0

Normalized EBIT	3,645.0	3,582.1	7,454.1	7,656.2

Exceptional items	38.1	(33.9)	29.7	(52.3)

Income from operations (EBIT)	3,683.1	3,548.2	7,483.8	7,603.9

Net finance results	(1,102.0)	(567.4)	(1,701.2)	(1,239.5)
Share of results of joint ventures	2.6	(0.7)	3.2	(2.9)

Profit before income tax	2,583.7	2,980.0	5,785.8	6,361.5

Income tax expense	(172.7)	(364.1)	(787.2)	(996.6)

Profit	2,411.0	2,615.9	4,998.6	5,365.0
Equity holders of Ambev	2,304.0	2,520.7	4,809.9	5,182.6
Non-controlling interest	107.0	95.2	188.7	182.4

Basic earnings per share (R$)	0.15	0.16	0.31	0.33
Diluted earnings per share (R$)	0.15	0.16	0.30	0.33

Normalized Profit	2,335.4	2,712.1	4,936.2	5,474.5

Normalized basic earnings per share (R$)	0.14	0.17	0.30	0.34
Normalized diluted earnings per share (R$)	0.14	0.17	0.30	0.33

Nº of basic shares outstanding (million of shares)	15,718.8	15,727.0	15,718.1	15,725.1
Nº of diluted shares outstanding (million if shares)	15,834.3	15,854.9	15,856.2	15,865.2

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

Second Quarter 2019 Results July 25, 2019 Page | 29

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q18	2Q19	YTD18	YTD19
R$ million

Profit	2,411.0	2,615.9	4,998.6	5,365.0
Depreciation, amortization and impairment	1,030.0	1,109.2	2,007.8	2,155.7
Impairment losses on receivables and inventories	39.0	12.7	74.0	57.9
Additions/(reversals) in provisions and employee benefits	25.0	67.7	71.3	82.5
Net finance cost	1,102.0	567.4	1,701.2	1,239.5
Loss/(gain) on sale of property, plant and equipment and intangible assets	(1.0)	(22.0)	20.9	(33.8)
Equity-settled share-based payment expense	46.3	73.4	80.1	118.8
Income tax expense	172.7	364.1	787.2	996.6
Share of result of joint ventures	(2.6)	0.7	(3.2)	2.9
Other non-cash items included in the profit	(403.6)	(224.1)	(519.2)	(662.9)
Cash flow from operating activities before changes in working capital and provisions	4,418.8	4,565.1	9,218.7	9,322.1
(Increase)/decrease in trade and other receivables	(1,065.9)	(206.2)	(200.4)	481.0
(Increase)/decrease in inventories	(125.2)	(166.1)	(589.9)	(832.1)
Increase/(decrease) in trade and other payables	430.6	(773.1)	(2,079.0)	(1,996.0)
Cash generated from operations	3,658.4	3,419.6	6,349.5	6,974.9
Interest paid	(273.9)	(121.5)	(375.2)	(194.7)
Interest received	145.2	116.8	245.4	249.8
Dividends received	0.6	1.5	0.6	1.7
Income tax and social contributions paid	(315.1)	(302.2)	(2,064.7)	(1,837.5)
Cash flow from operating activities	3,215.1	3,114.1	4,155.6	5,194.2

Proceeds from sale of property, plant, equipment and intangible assets	33.7	20.9	35.2	40.7
Proceeds from sale of operations in subsidiaries	-	0.6	-	202.9
Acquisition of property, plant, equipment and intangible assets	(805.1)	(895.8)	(1,277.8)	(1,441.8)
Acquisition of subsidiaries, net of cash acquired	(89.2)	(30.3)	(102.8)	(74.8)
Acquisition of other investments	-	-	(5.0)	-
(Investments)/net proceeds of debt securities	3.3	10.2	(4.5)	(4.4)
Net proceeds/(acquisition) of other assets	(29.0)	-	(29.3)	-
Cash flow used in investing activities	(886.3)	(894.4)	(1,384.1)	(1,277.5)

Capital increase	-	1.2	6.2	3.7
Proceeds/(repurchase) of shares	6.2	(1.4)	(2.4)	(2.8)
Acquisition of non-controlling interests	-	(0.3)	(3,060.5)	(0.4)
Proceeds from borrowings	1,436.7	69.6	3,463.3	871.2
Repayment of borrowings	(1,415.0)	(101.8)	(1,508.5)	(194.2)
Cash net finance costs other than interests	4.1	(130.2)	(303.2)	(1,016.9)
Payment of lease liabilities	(141.9)	(103.8)	(292.4)	(258.3)
Dividends and interest on shareholders’ equity paid	(46.6)	(10.4)	(1,146.3)	(63.4)
Cash flow used in financing activities	(156.5)	(277.2)	(2,843.7)	(661.1)

Net increase/(decrease) in Cash and cash equivalents	2,172.3	1,942.5	(72.2)	3,255.7
Cash and cash equivalents less bank overdrafts at beginning of period	7,953.4	12,822.5	10,352.7	11,463.5
Effect of exchange rate fluctuations	493.1	(569.5)	338.2	(523.6)
Cash and cash equivalents less bank overdrafts at end of period	10,618.7	14,195.5	10,618.7	14,195.5

AMBEV REPORTS 2019 SECOND QUARTER RESULTS UNDER IFRS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer